July 31, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Kathleen Krebs, Special Counsel
Stephen Krikorian, Accounting Branch Chief
Melissa Walsh, Staff Accountant

Re:	BigCommerce Holdings, Inc.
Registration Statement on Form S-1
File No. 333-239838

Acceleration Request
Requested Date: August 4, 2020
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BigCommerce Holdings, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-239838) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Samer M. Zabaneh of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Samer M. Zabaneh of DLA Piper LLP (US) at 512-457-7126, or in his absence, Brent L. Bernell of DLA Piper LLP (US) at 512-457-7044. Thank you for your assistance.

Very truly yours,

/s/ Brent Bellm
Brent Bellm
President, Chief Executive Officer and Chairman

cc:	Robert Alvarez (BigCommerce Holdings, Inc.)
Jeff Mengoli (Big Commerce Holdings, Inc.)
Samer M. Zabaneh (DLA Piper LLP (US))
Brent L. Bernell (DLA Piper LLP (US))
Nicole Brookshire (Cooley LLP)
Darren DeStefano (Cooley LLP)
Mark Ballantyne (Cooley LLP)